Pacific Asia China 9.81-million-share private placement

2007-04-05 16:12 ET - Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to first tranche of a non-brokered private placement announced March 22, 2007.

Shares:  9,818,800 shares

Price:  55 cents per share

Warrants:  4,909,400 share purchase warrants to purchase 4,909,400 shares

Exercise price:  65 cents for a two-year period

Hidden placees:  four hidden placees participated